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                              December 5, 2023

       Scott McKinney
       Chief Financial Officer
       Tiptree Inc.
       660 Steamboat Road
       Greenwich, Connecticut 06830

                                                        Re: Tiptree Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022 Filed March 8, 2023
                                                            Response Filed
November 30, 2023
                                                            File No. 001-33549

       Dear Scott McKinney:

              We have reviewed your November 30, 2023 response to our comment letter and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 15,
       2023 letter.

       Form 10-K for Fiscal Year Ended December 31, 2022

       Market Opportunity, page 15

   1. Please refer to prior comment 2. Based on the premium equivalents term used for this metric, it's use, and
its disclosure related to descriptions of revenue, deferred revenue and revenue trends in your
December 31, 2022, Form 10-K, it appears that including amounts that will not be
recognized as revenue based on the terms of the contract as premium equivalents is
potentially misleading. Therefore, please revise future filings to not include these amounts as
premium equivalents, revise prior period amounts to conform to the new measurement and provide
appropriate disclosure that discusses the change in calculation.
                                                        Refer to SEC Release
34-88094 for guidance.
 Scott McKinney
Tiptree Inc.
December 5, 2023
Page 2



       Please contact Michael Volley at 202-551-3437 or Amit Pande at 202-551-3423 if you
have questions regarding comments on the financial statements and related matters.



FirstName LastNameScott McKinney                         Sincerely,
Comapany NameTiptree Inc.
                                                         Division of
Corporation Finance
December 5, 2023 Page 2                                  Office of Finance
FirstName LastName